UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

006864 10 2

(CUSIP Number)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

(202) 637-5600

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 006864 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augusta Medical Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 16,816,572
9. Sole Dispositive Power
10. Shared Dispositive Power 16,816,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,816,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 95.8%
14.	Type of Reporting Person (See Instructions) CO

Schedule 13D

CUSIP No. 006864 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cytyc Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 16,816,572
9. Sole Dispositive Power
10. Shared Dispositive Power 16,816,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,816,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 95.8%
14.	Type of Reporting Person (See Instructions) CO

Introductory Statement

This Amendment No. 1 to Schedule 13D (the “Amendment”) supplements and amends the Schedule 13D of Cytyc Corporation, a Delaware corporation (“Parent”) and Augusta Medical Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, originally filed on March 26, 2007 (the “Initial Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Adeza Biomedical Corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The subsequent offering period of the Offer expired at 12:00 midnight New York City time, on Friday, March 30, 2007. On April 2, 2007, Parent issued a press release announcing that 16,816,572 shares of Common Stock, representing approximately 96% of all outstanding Shares, had been validly tendered into the Offer as of the expiration time. Purchaser has accepted for purchase all Shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $24.00 per share in cash. Payment for Shares validly tendered and accepted has been or will be promptly made.

Parent also announced that Purchaser, as the owner of approximately 96% of outstanding Shares of the Company’s Common Stock, will promptly effect a short-form merger with and into the Company under Delaware law by filing a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

All outstanding Shares not tendered during the original offering period or the subsequent offering period, and not held by a holder who demands appraisal for such Shares under the Delaware General Corporation Law, will be converted into the right to receive $24.00 per Share, less any required withholding of taxes.

Promptly following the Merger, the Company will file a Form 15 with the Securities and Exchange Commission (“SEC”). In addition, NASDAQ has advised the Company that it will file with the SEC a Notification of Removal from Listing and/or Registration Form 25. These filings will terminate the Company’s reporting obligations with the SEC and its status as a public company.

Item 5.	Interest in Securities of the Issuer

(a) and (b). During the subsequent offering period and since the Initial Schedule 13D, an additional 558,169 Shares of Common Stock were validly tendered and promptly accepted by Purchaser for payment. As a result, the aggregate number of Shares acquired by Purchaser in the initial offering period and the subsequent offering period was 16,816,572 Shares, representing approximately 95.8% of all outstanding Shares.

Parent and Purchaser have the power to vote or direct the voting, and to dispose or direct the disposition of all 95.8% shares of Common Stock they beneficially own.

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007
Cytyc Corporation

	By:	/s/ Patrick J. Sullivan
	Name:	Patrick J. Sullivan
	Title:	Chairman, Chief Executive Officer and President

Augusta Medical Corporation

	By:	/s/ Patrick J. Sullivan
	Name:	Patrick J. Sullivan
	Title:	President